Annual Report

Cover Page

Name of issuer:

DOUGHP, INC.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: NV

Date of organization: 11/1/2018

Physical address of issuer:

1810 East Sahara Avenue
STE 346
Las Vegas NV 89104

Website of issuer:

https://www.doughp.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$406,618.69	$681,017.00
Cash & Cash Equivalents:	$144,876.45	$175,598.00
Accounts Receivable:	$83,976.75	$107,596.00
Short-term Debt:	$335,818.50	$510,010.34
Long-term Debt:	$3,939,003.38	$3,721,505.17
Revenues/Sales:	$2,126,994.81	$3,756,395.40
Cost of Goods Sold:	$798,036.65	$1,515,979.00
Taxes Paid:	$0.00	$0.00
Net Income:	($741,473.86)	($1,561,648.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

DOUGHP, INC.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Doughp missed its annual report filing during Chapter 11 restructuring, focusing on business stabilization and creditor negotiations.

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Kelsey Moreira	President	Doughp	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Kelsey Moreira	Secretary	2018
Kelsey Moreira	President	2018
Kelsey Moreira	Treasurer	2018
Kelsey Moreira	CEO	2018
Kelsey Moreira	CFO	2018
Kelsey Moreira	Comptroller	2018
Kelsey Moreira	President	2018
Kelsey Moreira	Founder & Co-CEO	2018
Iz Moreira	Co-CEO	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Kelsey Moreira	933300.0 Class A Common	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Common Stock	1,000,000	92,950	No ⌄

Class A Common Stock	4,000,000	933,300	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Small Business Administration
Issue date	04/13/22
Amount	$1,822,000.00
Outstanding principal plus interest	$1,882,623.54 as of 04/11/23
Interest rate	3.75% per annum
Maturity date	05/28/50
Reason for late payments	Cash flow challenges. Management engaged in amicable negotiations, but the SBA is not flexible.

EIDL Loan from the SBA

Convertible Note

Issue date	09/20/21
Amount	$500,000.00
Interest rate	6.0% per annum
Discount rate	0.0%
Valuation cap	$15,000,000.00
Maturity date	03/05/23

The note has not been converted nor repaid. It is outstanding waiting for a conversion event at the election of the noteholders.

Convertible Note

Issue date	11/22/21
Amount	$25,000.00
Interest rate	6.0% per annum
Discount rate	0.0%
Valuation cap	$15,000,000.00
Maturity date	11/16/23

Convertible Note

Issue date	01/31/22
Amount	$50,000.00
Interest rate	6.0% per annum
Discount rate	0.0%
Valuation cap	$21,000,000.00
Maturity date	02/11/24

Convertible Note

Issue date	02/10/22
Amount	$60,000.00
Interest rate	6.0% per annum
Discount rate	0.0%
Valuation cap	$21,000,000.00

Maturity date 02/11/24

Convertible Note

Issue date 10/17/23

Amount $50,000.00

Interest rate 6.0% per annum

Discount rate 0.0%

Valuation cap $15,000,000.00

Maturity date 10/15/25

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2021	Regulation D, Rule 506(b)	Convertible Note	$500,000	General operations
11/2021	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
2/2022	Regulation D, Rule 506(b)	Convertible Note	$60,000	General operations
5/2023	Regulation Crowdfunding	SAFE	$441,145	General operations
10/2023	Section 4(a)(2)	Convertible Note	$50,000	General operations
12/2023	Section 4(a)(2)		$70,833	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Doughp is a mission-driven cookie dough company offering raw and bakeable cookie dough products.

Since its inception, Doughp has focused not only on delivering high-quality products but also on supporting mental health and addiction recovery initiatives. The company has gained national recognition through multiple appearances on Shark Tank, partnerships with major retailers such as Costco, Walmart, Target, Kroger, and Meijer, and was ranked #16 on Inc. 5000's list of fastest-growing food & beverage companies in 2021.

Milestones

Since our inception in 2017, we have achieved several key milestones:

- Generated over $15M in lifetime revenue; $3.9M in 2022.
- Expanded into over 1,000 retail doors within the first year of our retail launch (Costco, Walmart, Target, Kroger).
- Appeared on Shark Tank twice (2019 & 2022), with episodes re-airing globally.
- Ranked #16 on Inc. 5000's list of fastest-growing food & beverage companies (2021).
- Was the first ever company that successfully repaid Wefunder investors from our 2018 revenue share raise.
- Founder Kelsey Moreira named Forbes 30 Under 30 and Vegas 40 Under 40.
- Donated more than $100,000 to mental health & addiction recovery non-profits.

Historical Results of Operations

- *Revenues & Gross Margin.* For the fiscal year ended December 31, 2023, Doughp generated revenues of $2.13 million compared to $3.76 million for the fiscal year ended December 31, 2022. The decline was primarily attributed to reduced marketing spend and broader macroeconomic factors that impacted consumer discretionary spending. Despite lower revenues overall, gross margins improved slightly due to enhanced cost controls related to ingredients and tolling.

- *Assets.* As of December 31, 2023, total assets were $406,618.69 compared to $681,017 at year-end 2022. Cash reserves decreased from $175,598 in December 2022 to $144,876.45 by December 2023 due to operational losses and working capital needs.

- *Net Loss.* The Company has had net losses of $741,473.86 and net losses of $1,561,648 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $4,274,821.88 for the fiscal year ended December 31, 2023 and $4,231,515.51 for the fiscal year ended December 31, 2022.

Liquidity & Capital Resources

As of December 31st, 2023, Doughp had approximately $144k in cash reserves after being financed through a combination of debt ($1.9M), equity ($100k), convertible notes ($1.685M), and SAFEs ($950k).For the three months leading up to December 2023:- Average monthly revenues were approximately $190k,

- Cost of goods sold averaged $73k per month,

- Operational expenses averaged $93k per month.

In June 2024, Doughp completed a Chapter 11 restructuring process that significantly improved its balance sheet by reducing its debt obligations. While we achieved temporary operational breakeven in late 2023, we are currently experiencing an average net loss of approximately $10,000 per month as of November 2024. This loss is primarily due to lower-than-expected sales in certain channels, increased shipping and promotional costs, and ongoing Chapter 11 payment obligations. Despite these challenges, we remain focused on growing revenues through expanded retail partnerships and strategic marketing efforts while maintaining strict control over operating expenses.

At present, Doughp is not yet sustainably profitable on a cash basis. To achieve sustainable profitability, we need to consistently generate approximately $90,000 in monthly revenue to cover both minimal operating expenses and Chapter 11 debt servicing. We are actively working to grow our revenue streams through retail expansion, new partnerships, and improved marketing strategies. Based on current projections and market conditions, we do not anticipate needing additional capital beyond what has already been raised. We believe that achieving higher sales volumes will drive us toward sustainable profitability within the next 6-12 months. Additionally, we are exploring opportunities to secure a suitable manufacturing partner that would allow for margin recovery and reduce our breakeven revenue point.

While it is not part of our short term plans, it is possible that additional financing may be required in the future to support operations over the long term if sales underperform or unexpected expenses arise. At this time, we do not have additional sources of capital beyond cash reserves, accounts receivable (A/R), and inventory available for short-term operational needs. We are focusing on improving cash flow management by accelerating collections from retailers and optimizing inventory turnover. These internal resources will be used to cover any short-term burn until profitability is reached or another raise is completed. Over the next 3-6 months, we anticipate average monthly revenues of approximately $70,000 through the end of 2024, with a seasonal decrease to around $40,000 per month thereafter due to historical trends observed during Q1/early Q2 periods. These revenue figures are what management is closely observing and pushing to increase towards the $90k necessary to reach sustainable, cash-basis break even.

Operating expenses are expected to remain stable but will be closely monitored to ensure alignment with revenue projections. While we are generating revenue, current levels are insufficient to cover all operating costs and debt obligations. Our goal is to stabilize revenues at higher levels as we move into 2025 by pursuing growth opportunities across both retail and direct-to-consumer channels.

Forward-Looking Statements Disclaimer

All projections contained in this narrative and report are forward-looking statements based on current expectations and assumptions regarding future events or business performance.

These forward-looking statements involve risks and uncertainties that could cause actual results or outcomes to differ materially from those anticipated or implied by such statements. No assurance can be given that these forward-looking statements will prove accurate or that Doughp will achieve its financial or operational goals within the projected timeframes.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Kelsey Moreira, certify that:

(1) the financial statements of DOUGHP, INC. included in this Form are true and complete in all material respects ; and

(2) the financial information of DOUGHP, INC. included in this Form reflects accurately the information reported on the tax return for DOUGHP, INC. filed for the most recently completed fiscal year.

Kelsey Moreira
President

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future,

Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.doughp.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with

state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Iz Moreira
Kelsey Moreira

Appendix E: Supporting Documents

ttw_communications_127982_170253.pdf
ttw_communications_127982_170250.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Iz Moreira

Kelsey Moreira

Appendix E: Supporting Documents

ttw_communications_127982_170253.pdf
ttw_communications_127982_170250.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to

Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DOUGHP, INC.

By

Kelsey Moreira
Founder & Fearless Leader

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Kelsey Moreira
Founder & Fearless Leader
12/6/2024

Israel Moreira
CEO
12/6/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.